Exhibit 99.1









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ECtel Signs Frame Agreement With Major US Carrier for Fraud Prevention, QoS, And
Lawful Interception Solutions


PETAH TIKVA, Israel, April 28 /PRNewswire-FirstCall/ -- ECtel Ltd. (Nasdaq: ECTX
- News) announced today that a major U.S.-based carrier has signed a frame agreement with ECtel regarding the sale of its X-ellence(TM) family Revenue Protection and Assurance applications, including Fraud Prevention, Quality of Service (QoS), and Lawful Interception solutions, to its affiliated international mobile operators. The carrier's selection of ECtel's next-generation "One-Platform Multiple-Applications" solutions followed a thorough evaluation of both ECtel's and other available fraud prevention platforms.

The Company also announced that an initial order for ECtel's FraudView(TM) Fraud Detection and Prevention solution was placed by and delivered to, one of the carrier's affiliated mobile operators during the first quarter of 2003.

Commenting on the news, Mr. Aharon Shech, President & CEO of ECtel, said, "We are very pleased to sign this frame agreement with one of the major US carriers. In today's tough environment, telecommunication service providers realize that the struggle to keep revenues is almost as tough as the battle to earn them. The losses from cellular fraud are high and growing, and it is increasingly difficult to consistently maintain high-quality services on these complex networks. At the same time, there are evolving requirements for lawful interception requiring operators to monitor their networks in ways not previously foreseen.

"In installations throughout the world, our leading solutions have proven their ability to address these needs. Our FraudView(TM) is a leading comprehensive solution for detecting and eliminating various types of telecommunications fraud. QualiView(TM) offers operators the decision-support tools they seek to enhance their ability to retain customers and optimize the maintenance of their products. Our Lawful Interception technologies are sufficiently flexible to meet the different requirements of various countries, and to adapt easily to changing regulatory environments. Installed separately, each of these applications is aimed to provide a rapid Return On Investment -- often in just a few months following operation. When installed together, these applications deliver superior visibility and control that operators seek, to satisfy customers, minimize 'leakage,' and optimize the fulfillment of legal requirements. "

ECtel's X-ellence(TM) is a suite of flexible Revenue Protection and Assurance applications focused on the business and operational needs of telecommunications operators and service providers. A single I-Probe(TM) Data Gathering Platform serves as the basis for all X-ellence(TM) application, providing a comprehensive source of network and service information. Ectel's FraudView(TM) is a highly effective solution against numerous types of telecommunications fraud, including the sophisticated schemes unique to the cellular environment. QualiView(TM) provides the accurate and timely decision- support information needed to consistently maintain high service quality, support pro-active maintenance, and

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enhance network planning. ECtel's flexible Lawful Interception applications enable data gathering tailored to local Law Enforcement agency regulations. All of ECtel's applications benefit from its "One-Platform Multiple-Applications" approach, which enables operators to start with deployment of a single application and then expand easily and cost- effectively to additional X-ellence(TM) family applications.

ECtel Ltd.

ECtel is a leading global provider of cutting-edge monitoring and Revenue Assurance solutions for converged telecommunications networks. Based on proprietary state-of-the-art hardware and software technologies, ECtel's cost-effective systems are used by law enforcement agencies to fight terrorism and crime, and by telecommunications operators for Fraud prevention, Revenue Assurance and Quality of Service. Over 180 law enforcement agencies and telcos in more than 60 countries are using ECtel's state-of-the-art solutions in voice, data, cellular, VoIP and NGN networks.

ECtel Ltd. is traded on NASDAQ under the symbol ECTX. For additional information, visit the ECtel web site at http://www.ectel.com.

Certain statements contained in this release contain forward-looking information with respect to plans, projections or future performance of the Company, the occurrence of which involves certain risks and uncertainties, including, but not limited to, product and market acceptance risks, the impact of competitive pricing, product development, dependence on several large customers, dependence on sales to governmental agencies, slow down in expenditures by telecom operators, the unpredictability of the telecom market, commercialization and technological difficulties, risks related to our operations in Israel and other risks detailed in the Company's filings with the Securities and Exchange Commission. ECtel undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

     Contacts:

     ECtel Ltd.                         ECtel Ltd.
     Avi Goldstein                      Chris Denis
     Senior Vice President and CFO      Investor Relations Coordinator
     Tel: +1-301-354-1113               Tel: +1-954-351-4492
     Fax: +1-301-428-0638               Fax: +1-954-351-4430
     Email: avig@ectel.com              Email: chrisd@ectel.com